December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	SU Group Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333-291851

Ladies and Gentlemen:

Reference is made to (i) Registration Statement on Form F-1 (File No. 333-291851), as amended (the “Registration Statement”) of SU Group Holdings Limited (the “Company”) and (ii) our letter to you dated December 29, 2025 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:30 p.m. (Eastern Time) on December 30, 2025.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:30 p.m. (Eastern Time) on December 30, 2025, and we hereby formally withdraw our Prior Acceleration Request.

Very truly yours,

WallachBeth Capital LLC

By:	/s/ Eric Schweitzer
	Name:	Eric Schweitzer
	Title:	Chief Compliance Officer